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                                                                      Exhibit 31

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

UR ACQUISITION CORPORATION, a Delaware     :
corporation, and UNITED RENTALS, INC., a   :
Delaware corporation,                      :
                                           :
               Plaintiffs,                 :
                                           :   Civil Action No. 17090
                                           :
                   v.                      :
                                           :
MARTIN R. REID, WILLIAM M. BARNUM, JR.,    :
JAMES R. BUCH, DAVID P. LANOHA,            :
CHRISTOPHER A. LAURENCE, ERIC L. MATTSON,  :
BRITTON H. MURDOCH, JOHN M. SULLIVAN,      :
RENTAL SERVICE CORPORATION, a Delaware     :
corporation, and NATIONSRENT, INC.,        :
a Delaware corporation,                    :
                                           :
               Defendants.                 :

                                   COMPLAINT

          Plaintiffs UR Acquisition Corporation ("UR Acquisition") and United Rentals, Inc. ("URI"), as and for their Complaint herein, by and through their undersigned attorneys, allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                             NATURE OF THIS ACTION

          1. Plaintiff UR Acquisition, a wholly owned subsidiary of plaintiff URI, has today commenced a tender offer (the "Tender Offer" or the "URI Tender Offer") for all of the outstanding shares of defendant Rental Services Corporation ("RSC") at $22.75 per share in cash, representing a 32% premium over the market price for URI's shares (as of the close of trading on the New York Stock Exchange on April 1, 1999).

          2. In an agreement dated as of January 20, 1999 (the "Merger Agreement"), RSC and defendant NationsRent, Inc. ("NationsRent") agreed to merge in a stock-for-stock exchange. The RSC board approved the Merger Agreement less than one week after RSC's Chief Executive Officer rebuffed an offer from URI to discuss a possible acquisition by URI, stating in substance that RSC was not for sale.

          3. Unlike RSC, the shares of which are owned by a large number of unaffiliated stockholders, approximately 48% of the outstanding common stock of NationsRent is controlled by its three founding stockholders (the "NationsRent Founding Stockholders"). Two of the NationsRent Founding Stockholders, H. Family Investments, Inc. and James L. Kirk (NationsRent's chairman and chief executive officer), collectively own approximately 46.1% of NationsRent's common stock and have entered into a voting agreement with RSC in which they have agreed to vote their shares together in favor of the NationsRent merger. The effect of the proposed NationsRent/RSC merger would thus be to transfer control of RSC from a disparate unaffiliated group of stockholders to an entity effectively controlled by the NationsRent Founding Stockholders.

          4. According to the limited information that is currently publicly available, RSC and NationsRent agreed in their Merger Agreement to a breakup fee of more than 11% of the value of the merger consideration (calculated as a percentage of the value of the proposed transaction contemplated by the Merger Agreement) (the "Breakup Fee"), as well as a "lock-up" cross-stock option (the "Lockup Option") which permits NationsRent and RSC to purchase approximately 19.9% of each other's common stock. The Lockup Option becomes exercisable upon the occurrence of any event that would result in NationsRent becoming entitled to the Breakup Fee.

          5. Despite the RSC directors' (the "Individual Defendants") fiduciary duty to act to maximize the value obtained for all RSC stockholders, the Breakup Fee and Lockup Option are designed to preclude, and have the effect of precluding, among other things, a superior offer for RSC from URI.

          6. Plaintiffs' Tender Offer is non-discriminatory, non-coercive, and provides a substantial premium to the stockholders of RSC in exchange for their RSC shares. Through the Tender Offer and a proposed second-step merger, plaintiffs intend to acquire control of, and ultimately the entire equity interest in, RSC. However, the Tender Offer is conditioned upon, among other things, setting aside of the Breakup Fee contained in RSC's Merger Agreement with NationsRent and the attendant Lockup Option.

          7. Accordingly, plaintiffs seek declaratory and injunctive relief, among other things, enjoining the triggering or enforcement of the Breakup Fee and Lockup Option.

                                  THE PARTIES

          8. Plaintiff URI is a Delaware corporation with its principal executive offices in Connecticut. URI, an owner of RSC stock, is primarily engaged in the equipment rental business, as are RSC and NationsRent.

          9. Plaintiff UR Acquisition is a Delaware corporation with its principal executive offices in Connecticut. UR Acquisition is a wholly owned subsidiary of URI.

          10. Defendant RSC is a Delaware corporation with its principal place of business in Scottsdale, Arizona.

          11. Defendant Martin R. Reid is the Chairman and Chief Executive Officer of RSC.

          12. Defendant Daniel P. Lanoha is Senior Vice President of Operations and a director of RSC.

          13. Defendants William M. Barnum, Jr., James R. Buch, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan are directors of RSC. According to RSC's filing on Form 10-K for the year ended December 31, 1998, its board of directors "presently consists of eight members, including four independent directors." Thus, by RSC's own admission, a majority of its directors are not independent.
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          14.  Defendant NationsRent is a Delaware corporation with its principal executive offices in Ft. Lauderdale, Florida.

                             THE MERGER AGREEMENT

          15. In December 1998, a representative of URI's financial advisor telephoned defendant Martin Reid, RSC's Chairman of the Board and Chief Executive Officer, to arrange a meeting between them. While Reid stated he did not believe it was a good time to sell RSC, he agreed to meet in January 1999.

          16. On January 15, 1999, such a meeting took place with Reid and Robert M. Wilson, RSC's Executive Vice President, Secretary and Treasurer. At the meeting, Reid was asked whether RSC was interested in discussing a business combination with URI, and Reid stated that his company was not for sale.

          17. Six days later, NationsRent and RSC announced that they had entered into the Merger Agreement, pursuant to which RSC would merge with NationsRent in a stock-for-stock transaction valued at approximately $360 million when the agreement was announced.

          18. According to the current report on Form 8K of RSC filed on January 28, 1999, pursuant to the Merger Agreement, each share of NationsRent would be converted into 0.355 share of RSC common stock. According to public sources, pursuant to the Merger Agreement, NationsRent would have the right to nominate five of the nine directors of the combined companies.

          19. Under the circumstances presented here, the aggregate effect of the structural barriers to an alternative transaction, created by the NationsRent transaction, is both preclusive and coercive. Pursuant to the Merger Agreement, a termination by either party under certain specified circumstances requires the terminating party to pay the other party $35 million as a Breakup Fee, and up to an additional $5 million in expenses. As of the date of the Merger Agreement, the up to $40 million total Breakup Fee (including expenses) represented approximately 11% of the value of the NationsRent transaction.

          20. RSC and NationsRent have also each granted to the other the Lockup Option to purchase approximately 19.9% of the stock of their respective corporations pursuant to a "stock option agreement" dated on or about January 20, 1999. The Lockup Option becomes exercisable upon the occurrence of any event that would result in the holder of the option being entitled to receive payment of the Breakup Fee under the Merger Agreement. Among other things, the Lockup Option is designed (i) to ensure that the only transaction that RSC stockholders are permitted to consider is between RSC and NationsRent; (ii) deter URI from seeking to acquire RSC upon terms that are economically superior to the NationsRent/RSC Merger Agreement; and (iii) penalize either party to the Merger Agreement should it attempt to secure a better transaction for its stockholders. Thus, should RSC decide to accept an offer for a different business combination transaction from URI no matter how advantageous to RSC's stockholders RSC would be forced to allow NationsRent to purchase approximately 19.9% of the common equity of RSC at an undisclosed price, as well as being forced to pay NationsRent up to $40 million.

                              URI TAKES ITS CASE
                        DIRECTLY TO RSC'S STOCKHOLDERS

          21. On April 5, 1999, plaintiffs announced the commencement of a tender offer to purchase all of the outstanding common stock of RSC at

$22.75 per share in cash a 32% premium over RSC's last closing price.

          22. Among other things, consummation of the offer is conditioned upon the Breakup Fee and the Lockup Option's having been terminated or invalidated without any funds having been paid or stock having been issued thereunder. Based upon plaintiffs' understanding of the terms of the Lockup Option attendant to a Merger Agreement which, to plaintiffs' knowledge, has never been publicly filed or disclosed the cost to plaintiffs of their Tender Offer if NationsRent were to exercise the Lockup Option and then to tender its shares in plaintiffs' Tender Offer would be increased significantly.

          23. On April 5, 1999, URI's chairman and chief executive officer sent a letter to Mr. Reid of RSC advising him of the Tender Offer and the benefits of a combination between URI and RSC, and offering to meet with him and RSC directors to discuss the URI proposal and answer relevant questions.

                              IRREPARABLE INJURY

          24. Defendants' conduct has irreparably harmed and, unless enjoined, will continue to irreparably harm plaintiffs by depriving them of the unique opportunity to acquire RSC. The actions of the Individual Defendants constitute a breach of the fiduciary duties owed by the Individual Defendants to RSC's stockholders. Plaintiffs' resulting injury is not compensable in monetary damages and they, therefore, have no adequate remedy at law.

                                    COUNT I

          25. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

          26. By virtue of their positions as directors of RSC, the Individual Defendants owe fiduciary duties to RSC and its stockholders. These duties include, but are not limited to, the obligation to consider and fairly evaluate all offers for RSC, the obligation to act reasonably to seek a transaction offering the highest value reasonably available to RSC's stockholders in the sale or merger of RSC, and the obligation not to put self-interests and personal considerations, or any other considerations, ahead of the interests of RSC's stockholders. The Individual Defendants are also obligated to conduct the affairs of RSC with due care.

          27. The agreement of the Individual Defendants to the Breakup Fee and Lockup Option demonstrates a lack of good faith, could not have been based upon a reasonable inquiry, and unreasonably precludes any possibly superior offer for RSC such as the Tender Offer.

          28. In engaging in the foregoing conduct, the RSC directors breached their fiduciary duties by, among other things, failing to act in a manner that was entirely fair to all RSC stockholders. The Individual Defendants have also failed to obtain a transaction offering the best value available to all RSC stockholders. Further, the conduct of the Individual Defendants was wholly unreasonable in relation to any "threat" posed by URI and was not undertaken in good faith and after reasonable investigation.

          29. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties, to the detriment of RSC and its stockholders, including URI.

          30.  Plaintiffs have no adequate remedy at law.

                                   COUNT II

          31. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth in this paragraph.

          32. The Tender Offer is non-coercive and non-discriminatory. It is fair to RSC stockholders, poses no threat to RSC's corporate policy and effectiveness, and represents a substantial premium over both the market price of RSC common stock prior to the announcement of the Tender Offer and the implied value of RSC's proposed Merger Agreement with NationsRent.

          33.  Section 203 of the Delaware General Corporation Law, 8 Del. C.
section 203, entitled "Business Combinations with Interested Stockholders", applies to any Delaware corporation, including RSC, that has not opted out of such statute's coverage.

          34. Among other things, Section 203, which was designed to impede coercive and inadequate tender and exchange offers, provides that if a person acquires 15% or more of a corporation's stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the person becomes an interested stockholder, unless (i) prior to the 15% acquisition, the board of directors has approved either the acquisition or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          35. Section 203 may not properly be used by the RSC Board to obstruct RSC's stockholders from considering URI's non-coercive, non-discriminatory, all cash offer, which offer is superior to that implied in the Merger Agreement with NationsRent, nor may it be used to prevent substantive negotiations between URI and RSC that could lead to an even more advantageous deal between URI and RSC.
Section 203 was designed to allow a board of directors to ensure that their stockholders received the highest possible value for their shares, not to allow the board to refuse to consider all possible alternatives to their chosen deal or to deny stockholders the right to vote on any other deal.

          36. Pursuant to Section 203, the Individual Defendants can render the statute inapplicable to the URI Tender Offer by approving it. The Individual Defendants' presumptive failure to approve the URI Tender Offer for purposes of
Section 203 and to take any other steps necessary to render Section 203 inapplicable (presumed based upon the conduct of RSC and the Individual Defendants towards URI to this point) constitutes a breach of the fiduciary duty owed by the Board to RSC's stockholders.

          37.  Plaintiffs have no adequate remedy at law.

                                   COUNT III

          38. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

          39. The Individual Defendants have breached their fiduciary duties to RSC and its stockholders.
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          40.  NationsRent has aided and abetted and Individual Defendants in their breaches of fiduciary duty. As a direct participant in the Merger Agreement between NationsRent and RSC, NationsRent knew of the breaches of fiduciary duty set forth herein, and in fact actively encouraged and participated in said breaches of fiduciary duty. NationsRent induced the Individual Defendants' breaches in order to obtain the substantial financial benefits that the Merger Agreement between NationsRent and RSC would provide it at the expense of RSC's stockholders.

          41.  Plaintiffs have no adequate remedy at law.

          WHEREFORE, Plaintiffs UR Acquisition and URI respectfully request that this Court:

          A. Declare and decree that (i) the Breakup Fee provisions of the Merger Agreement, and (ii) the Lockup Option were approved in breach of the fiduciary duties of the Individual Defendants and that each of them is unlawful and invalid, null and void and of no further effect;

          B. Temporarily, preliminarily and permanently enjoin NationsRent, RSC, and their respective employees, agents and all persons acting on their behalf from taking further steps of any actions with respect to (i) the Lockup Option and/or (ii) the Breakup Fee and/or (iii) any other unlawful provisions of the Merger Agreement;

          C. Temporarily, preliminarily and permanently enjoin RSC and the Individual Defendants to render SEction 203 inapplicable to the URI Tender Offer by approving the URI Tender Offer for purposes of Section 203;

          D. Temporarily, preliminarily and permanently enjoin the adoption or exercise of any measures by RSC or the Individual Defendants which have the effect of impeding, thwarting, frustrating or interfering with the URI Tender Offer;

          E. Require RSC and the Individual Defendants to take all steps necessary to provide plaintiffs with a fair and equal opportunity to acquire RSC, including furnishing to URI the same information and access to information as was provided to NationsRent;

          F. Temporarily, preliminarily and permanently enjoin NationsRent, and its employees, agents and all persons acting on its behalf, from aiding and abetting the Individual Defendants' breach of their fiduciary duties to RSC and its stockholders, including with respect to the Merger Agreement, the Breakup Fee, the Lockup Option, or the Tender Offer Commenced by plaintiffs; and

          G. Grant such other and further relief as the Court may deem just and proper, including the costs and disbursements of this action and reasonable plaintiffs' attorneys' fees.

                                                  /s/ EDWARD P. WELCH
                                                  ---------------------------
                                                  Edward P.Welch
                                                  SKADDEN, ARPS, SLATE,
                                                       MEAGHER & FLOM LLP
                                                  One Rodney Square
                                                  P.O. Box 636
                                                  Wilmington, Delaware 19899
                                                  (302) 651-3000

                                                  Attorneys for Plaintiffs,
                                                  UR Acquisition Corporation and
                                                  United Rentals, Inc.


OF COUNSEL:

Jay B. Kasner
Steven J. Kolleeny
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM LLP
919 Third Avenue
New York, New York 10022
(212) 735-3000

Dated: April 5, 1999

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